
03054384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-36163

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 16 2003 DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Delaware Bay Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Fifth Avenue, 22nd Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Neiderfer 212.204.8600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co., LLP
(Name — *if individual, state last, first, middle name*)

90 Merrick Avenue	East Meadow	New York	11554
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 12 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



CERTIFIED PUBLIC ACCOUNTANTS

CHARLES D. RAICH, CPA
NORMAN S. MALTER, CPA
LARRY WILK, CPA
GERARD NORTH, CPA
ELLIS A. ENDE, CPA
HOWARD P. TATZ, CPA
MICHAEL W. ALDERMAN, CPA

JAMES J. HULLSTRUNG, CPA
GLEN MALINGS, CPA
KEVIN MINOGUE, CPA
FRAN MARKUS, CPA
KENNETH LINDENBAUM, CPA

Independent Auditor's Report

To the Board of Directors
The Delaware Bay Company, Inc.

We have audited the accompanying statement of financial condition of The Delaware Bay Company, Inc. (an S corporation) as of December 31, 2002, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Delaware Bay Company, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented to comply with the requirements of Rule 17a-5 of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co. LLP

RAICH ENDE MALTER & CO. LLP
January 24, 2003

The Financial Center / 90 Merrick Avenue / East Meadow, New York 11554 / 516.228.9000 / Fax: 516.228.9122 / E-mail: cpa@rem-co.com

THE DELAWARE BAY COMPANY, INC.

Statement of Financial Condition
December 31, 2002

Assets	
Current Assets	
Cash and cash equivalents	$ 507,564
Receivables from broker	57,270
Securities owned:	
Marketable securities	1,815
Not readily marketable - estimated fair value	51,464
Receivables from affiliated companies	116,899
Note receivable	59,952
Income tax refunds	4,093
Prepaid expenses and other current assets	61,333
	860,390
Equipment, Fixtures and Improvements	1,122,695
Less: Accumulated depreciation and amortization	357,895
	764,800
Deposits	17,802
	$ 1,642,992
Liabilities and Stockholder's Equity	
Current Liabilities	
Accrued expenses - operations	$ 73,227
Accrued expenses - salaries	127,950
Employee benefits payable	13,437
Deferred income taxes	16,894
	231,508
Stockholder's Equity	
Common stock - no par value - 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	305,200
Retained earnings	1,105,284
	1,411,484
	$ 1,642,992

See notes to financial statements.

1 - Organization and Business

The Delaware Bay Company, Inc. (the "Company") was incorporated on October 9, 1981 under the laws of the State of Delaware. The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934.

The Company's principal business includes the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through another broker/dealer (the "clearing broker") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3.

The Company also acts on behalf of customers, including *Qualified Institutional Buyers*, who are active in the secondary trading markets related to privately held and issued subordinated corporate debt, bank loans and other debt instruments.

2 - Summary of Significant Accounting Policies

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.

b. ***Marketable Securities*** - The Company classifies its marketable debt and equity securities as *trading securities* and, therefore, they are reported in the financial statements at fair market value. As a result, the Company reports realized gains and losses on securities bought and sold for its own account and includes in current earnings unrealized holding gains and losses on securities held as of the financial statement date.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions are closed between buyers and sellers.

d. ***Depreciation and Amortization*** - Equipment, furniture and fixtures and leasehold improvements are stated at cost. Replacements, maintenance and repairs which do not improve or extend the life of an asset are expensed. Equipment, furniture and fixtures are depreciated using the straight-line method over estimated useful lives of 5 years, leasehold improvements are amortized over the term of the office space lease which is ten years.

Continued

e. ***Income Taxes*** - The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation. The shareholders of an S corporation individually report for tax purposes, their proportionate share of the Company's taxable income or loss. Therefore, no provision or liability for federal income taxes has been included in these financial statements. The Company, however, is subject to state and local income taxes.

   Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax reporting in different periods. The principal source of timing differences is the utilization of the cash basis method of accounting for income tax purposes.

f. ***Estimates*** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. ***Advertising*** - Advertising costs are expensed as incurred. Advertising expense amounted to $17,940 for the year ended December 31, 2002.

3 - Receivables from Broker

The clearing and depository operations for the Company's and customers' securities transactions are provided by a clearing broker pursuant to a clearance agreement.

At December 31, 2002, the amount due from the clearing broker represents cash deposits maintained at the clearing broker; commission revenue earned, net of clearing expenses; net amount from the purchase and sale of proprietary securities.

Receivable from clearing broker consists of the following:

Fees and commissions receivable	$ 6,415
Cash held in clearing account	50,855
	$ 57,270

The Company has agreed to indemnify the clearing broker for losses that they may sustain from customer accounts introduced by the Company. As of December 31, 2002, no reserve has been established to cover such losses based on customer account balances.

4 - Securities Owned

Marketable securities owned consist of trading and investment securities at market values as follows:

Corporate Stocks	$ 938
Debt Securities	877
	$ 1,815

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2002, these securities at estimated fair values consist of the following:

Equities	$ 13,744
Warrants	37,720
	$ 51,464

5 - Receivables from Affiliated Companies

The Company has advanced funds to entities owned in whole or in part by the Company's sole shareholder. The advances are unsecured, non-interest bearing and are due to be repaid in 2003.

6 - Equipment, Fixtures and Improvements

At December 31, 2002, equipment, fixtures and improvements are stated at cost and are summarized as follows:

Equipment, furniture and fixtures	$ 570,377
Leasehold improvements	552,318
	1,122,695
Less: Accumulated depreciation and amortization	357,895
	$ 764,800

Continued

7 - Income Taxes

The provision for income taxes consists of the following:

Current Taxes on Income	
State and local	$ 49,031
Deferred Taxes on Income	
State and local	(13,849)
Provision for Income Taxes	$ 35,182

8 - Commitments and Contingencies

The Company is obligated under an operating lease for its offices located in New York City, New York and three leases for office equipment. The operating lease for its offices requires the Company to pay $345,000 per annum for the first five years of the term and $375,000 through August 7, 2010, the expiration date, plus escalations for certain costs over base year amounts.

Minimum future rentals pursuant to the above leases as of December 31, 2002 for the next five years and in the aggregate are as follows:

2003	$ 361,202
2004	360,412
2005	472,287
2006	379,069
2007	376,800
Thereafter	976,713
	$ 2,926,483

Rent expense for all leases amounted to $375,516 for the year ended December 31, 2002.

The Company maintains cash balances at a commercial financial institution, and these accounts consist of checking and interest-bearing money market accounts. The aggregate bank balances are insured up to $100,000 by the Federal Deposit Insurance Corporation. As of December 31, 2002, the Company's cash account bank balances did exceed the insured amounts by $421,908.

At December 31, 2002, the Company had an outstanding letter of credit in the amount of $300,000, which expires March 8, 2003. This letter of credit has been provided to the landlord for the Company's office space as lease security. The issuer of this letter of credit has required that the Company maintain a balance of $325,000 of funds held in accounts with the issuer. In the event the letter of credit is drawn against by the landlord, the issuer would require these funds be pledged as collateral.

9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15C3-1), which requires that the Company maintain a minimum net capital of $100,000 and aggregate indebtedness, as defined, when compared to actual net capital, does not exceed a ratio of 15 to 1. At December 31, 2002, the Company was in compliance with these requirements.